EXHIBIT 21

NATIONAL HOLDINGS CORPORATION

Subsidiaries of the Registrant

September 30, 2009

		Percentage
		of Voting
	State of	Securities
Subsidiary Name	Incorporation	Owned

National Securities Corporation	Washington	100%

National Asset Management, Inc.	Washington	100%

National Insurance Corporation	Washington	100%

National Holdings Mortgage Corporation	Washington	100%

National Group Benefits Corporation	Washington	100%

National Securities Futures Corporation	Washington	100%

vFinance, Inc.	Delaware	100%

vFinance Lending Services, Inc.	Florida	(1)

Critical Advisors, LLC	Virginia	(1)

Critical Investors, LLC	Virginia	(1)

vFinance Investments Holdings, Inc.	Florida	(1)

vFinance Executive Services, Inc.	Florida	(1)

vFinance Holdings, Inc.	Florida	(1)

vFinance Investments, Inc.	Florida	(2)

EquityStation, Inc.	Florida	(2)
________________________
(1)	100% owned by vFinance, Inc.

(2)	100% owned by vFinance Investment Holdings, Inc.